NEWS RELEASE

AUGUSTA SHAREHOLDERS VOTE FOR CONTINUATION OF RIGHTS PLAN
- Announces Results of Annual and Special Meeting -

Toronto, Ontario, May 2, 2014 – Augusta Resource Corporation (TSX and NYSE MKT: AZC) ("Augusta" or the "Company") reports a summary of the results of the vote today from its annual general and special meeting of shareholders, including the results for the continuation of its shareholder rights plan. Shareholders voted in favour of all items put forward by the Board of Directors and management.

The resolution to approve the continuance of the shareholder rights plan was approved by 94.00% of the votes cast at the meeting, excluding votes cast by HudBay Minerals Inc. ("HudBay"). Shares representing 73.78% of the issued and outstanding common shares, excluding shares held by HudBay, were voted on the resolution. The Company will place the results of the vote before the hearing of the British Columbia Securities Commission, which is scheduled to conclude this afternoon.

A total of 126,151,067 Augusta common shares were voted at the meeting, representing 86.76% of total shares issued and outstanding as at the record date of the meeting.

Each of the nominees listed in Augusta’s Management Information Circular dated April 7, 2014 was elected as a director. A summary of the results is provided below:

Name of Nominee	Votes For	%*	Votes Withheld	%*
Timothy Baker	85,772,028	75.69	27,552,471	24.31
Lenard Boggio	87,851,405	77.52	25,473,094	22.48
Gilmour Clausen	90,084,447	79.49	23,240,052	20.51
W. Durand (Randy) Eppler	85,757,903	75.67	27,566,596	24.33
Christopher M.H. Jennings	90,084,947	79.49	23,239,552	20.51
Robert P. Pirooz	89,938,067	79.36	23,386,432	20.64
Robert P. Wares	85,772,028	75.69	27,552,471	24.31
Richard W. Warke	89,746,222	79.19	23,578,277	20.81

* Percentage calculated based on the total voted common shares, including HudBay.

Shareholders also voted in favour of the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Company for the ensuing year and authorized directors to fix their remuneration.

About Augusta

Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of U.S. copper output once in production (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta's management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: 416 860 6310
E: info@augustaresource.com

Augusta's shares are listed and posted for trading on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

Investor Contact Information
Letitia Cornacchia
Augusta Resource Corporation
Vice President, Investor Relations and Corporate Communications
Tel: (416) 860-6310
Email: lcornacchia@augustaresource.com

Media Inquiries:
Ian Hamilton
DFH Public Affairs
Tel: (416) 206-0118 x222 or (905) 399-6591
Email: ian@dfhpublicaffairs.com

Cautionary Statements Regarding Forward Looking Information

Certain of the statements made and the information contained in this news release constitutes "forward-looking statements" under United States federal securities laws or "forward-looking information" under Canadian securities laws. These statements and information relate to future events and Augusta's future performance, business prospects or opportunities, including information concerning the unsolicited offer of HudBay and the strategic review process of Augusta, which are subject to certain risks, uncertainties and assumptions. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning Augusta's plans at the Rosemont project, including the timing for obtaining final permits, construction and estimated production, expectations surrounding future financings and refinancings, capital and operating cash flow estimates, changes in market conditions, changes or disruptions in the securities markets and market fluctuations in the prices for Augusta's securities, the lack of any alternative transactions or the terms and conditions of any alternative transactions not being acceptable.

Forward-looking statements or information is frequently, but not always, characterized by words such as "will", "plan", "expect", "project", "intend", "believe", "anticipate", "budget", "forecast", "schedule", "estimate" and similar expressions, or statements that certain events or conditions "may", "should", "could", "might" or "will" occur. The forward-looking statements or information contained in this news release is based on the reasonable expectations and beliefs of management and involves numerous assumptions, known and unknown risks and uncertainties, both general and specific to Augusta and the industry in which the Company operates. Such assumptions, risks and uncertainties include, but are not limited to Augusta's history of losses, requirements for additional capital, dilution, loss of material properties, interest rate increases, global economy, no history of production, speculative nature of exploration activities, periodic interruptions to exploration, development and mining activities, environmental hazards and liability, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems, commodity price fluctuations, uncertainty of production and cost estimates, the interpretation of drill results and the estimation of mineral resources and reserves, legal and regulatory proceedings and community actions, title and tenure matters, regulatory restrictions, permitting and licensing, volatility of the market price of the Company’s common shares, insurance, competition, hedging activities, currency fluctuations, loss of key employees, as well as those factors disclosed in Augusta's documents filed from time to time with the securities regulators in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Newfoundland and Labrador. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of the Company, or industry results, may vary materially from those described in this presentation. For further details, reference is made to the risk factors discussed or referred to in Augusta's annual and interim management's discussion and analyses and Annual Information Form on file with the Canadian securities regulatory authorities and available under Augusta's issuer profile on SEDAR at www.sedar.com.

Although Augusta has attempted to identify important factors that could cause actual actions, events, results, performance or achievements to differ materially from those described in the forward-looking statements or information contained in this news release, there may be other factors that cause actions, events, results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements and information are made or given as at the date of this news release and Augusta disclaims any intention or obligation to update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required under applicable securities law. The reader is cautioned not to place undue reliance on forward-looking statements or information.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: 416 860 6310
E: info@augustaresource.com